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                            [TOMKINS LETTERHEAD]


FOR IMMEDIATE RELEASE

                         Contact:   Greg Hutchings
                                    Tomkins PLC
                                    011-44-181-871-4544
                                         - or -
                                    Anthony Spiro
                                    Tomkins PLC
                                    513-476-0416
                                         - or -
                                    Thomas K. Erwin
                                    Stant Corporation
                                    317-962-6655
                                         - or -
                                    Brian J. Rafferty
                                    Taylor Rafferty Associates
                                    212-889-4350

TOMKINS PLC ACQUISITION OF STANT CORPORATION FOR $606 MILLION
((pounds sterling)372 MILLION)

London, April 9, 1997 - Tomkins PLC (NYSE:TKS), is pleased to announce that it has signed a Merger Agreement with Stant Corporation, a US company quoted on NASDAQ (symbol: STNT). A tender offer for all Stant's shares will be launched at $21.50 per share in cash which values the total equity of Stant at $406 million ((pounds sterling)249 million) and will be satisfied from Tomkins' existing cash resources. In addition, Tomkins will assume Stant's estimated debt, net of option proceeds receivable, of approximately $200 million ((pounds sterling)123 million). The transaction is subject to normal regulatory approval and closing is expected to take place in mid-May 1997.

Tomkins has also signed a Stockholder Agreement with Bessemer Capital Partners, L.P. of New York, which owns 56.9 percent of Stant's issued shares, by which Bessemer has committed to tender its shares to Tomkins.

Stant employs over 7,000 people in 20 manufacturing sites located in the US, Mexico, the UK and Australia. It is one of the world's leading manufacturers of automotive windshield wiping systems, wiper blades (Trico), closure caps and engine thermostats. The company is also a leading North American manufacturer of a variety of other automotive products including hose clamps, heaters, grease guns and tools. In the year ended December 31, 1996, Stant had total sales of $657 million ((pounds sterling)403 million). Approximately half of Stant's sales are to the

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automotive original equipment market, a significant proportion to the automotive aftermarket with the balance to industrial customers.

Under US Generally Accepted Accounting Principles, for the year ended
December 31, 1996, Stant's operating profit was $56.6 million ((pounds sterling)
34.7 million) and profit before tax was $38.8 million ((pounds sterling)23.8 million), resulting in basic earnings per share of $1.28. Net assets at December 31, 1996 were $201 million ((pounds sterling)123 million), which include intangibles of $164 million ((pounds sterling)101 million) and net debt of $220 million ((pounds sterling) 135 million).

Stant's budget for the year ending December 31, 1997, prepared independent of and prior to Tomkins' approach, shows sales of $706 million ((pounds sterling) 433 million) and operating profit of $62.2 million ((pounds sterling)38.2 million) under US GAAP.

Greg Hutchings, Tomkins' Executive Chairman, said:

"Stant is an excellent acquisition for Tomkins and will complement The Gates Rubber Company, one of the world's largest manufacturers of power transmission belts, hose and connectors. Stant expands our product offering to the automotive original equipment market and increases the range and volume of products we can distribute through Gates' established channels to the aftermarket. Stant will also benefit from Gates' extensive global reach and broad distribution to industrial customers. The combination of these two fine companies will bring considerable marketing benefits.

We are delighted with this acquisition. Cash availability has enabled this transaction, which will utilize approximately $606 million ((pounds sterling) 372 million) of our net cash resources, to take place and demonstrates the effectiveness of our strategy of maintaining cash as a strategic asset in readiness for suitable acquisition opportunities. We are confident that this purchase will be earnings enhancing, is beneficial for Tomkins and will add value for its shareholders."

In connection with the execution of the Merger Agreement, the Board of Directors of Stant Corporation has postponed its annual stockholders meeting, which was originally scheduled for April 30, 1997.

All dollar translations at (pounds sterling)1 = $1.63

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